Exhibit 7

EXECUTION COPY

October 24, 2014

Telecom Italia S.p.A. Piazza degli Afari, 2 Milan Italy

Re.:  Binding Offer

AMENDED AND RESTATED
TRANSITION SERVICES AVAILABILITY PAYMENT

Dear Sirs:

1.
We make reference to our memorandum of understanding dated November, 13, 2013 in respect of certain transition services to be made available (the “Original Transition Services MOU”) and the Amended and Restated Stock Purchase Agreement (as amended from time to time by the parties thereto, the “SPA”) dated October 24, 2014, among Fintech Telecom, LLC (“Purchaser” or “we”) and Telecom Italia S.p.A. (“TI”) and Telecom Italia International N.V. (“TII” and together with TI, the “Sellers”), pursuant to which the Sellers shall sell to Purchaser or a Substitute Purchaser their Majority Sofora Shares at the Closing (the “Transaction”).  The Sellers’ agreement to enter into the SPA with the Purchaser is conditioned upon and in consideration of, among other things, this Offer becoming and remaining effective in accordance with its terms.  It is acknowledged that this Offer, once accepted, is one of the agreements of the Sellers required to be in full force and effect as of (i) the Interim Transfer Date as a condition to the consummation of the Minority Sale pursuant to Section 7.01(a)(iv)(ii) of the SPA and (ii) the Closing Date as a condition to the consummation of the Majority Sale pursuant to Section 7.02(a)(iv)(ii) of the SPA.  All capitalized terms used herein that are not defined herein have the meaning set forth in the SPA.

2.
Whereas TI, together with its Affiliates (the “TI Companies”), has over several years consistently acted as the industrial partner of Telecom Argentina S.A. (“TEO”), including but not limited to, by providing distinctive skills, leading know-how, state-of-the-art competences and technological excellence.  In connection with the Transaction, Purchaser has determined that it is in its own interest as an indirect investor in TEO and in the strategic interest of TEO and the TEO Companies that TI and the TI Companies continue their support described above and, in addition and in connection with this indirect change in shareholdings, that TEO and the TEO Companies have the right to review certain arrangements with TI and the TI Companies and to negotiate for TI and the TI Companies to provide certain post-Closing services.

3.
Accordingly, the Original Transition Services MOU is hereby amended and restated in its entirety and, subject to the terms and conditions of this offer (the “Offer”) and in consideration for the payments described in paragraph 3(d) herein, TI hereby, subject to and conditioned upon the Closing, agrees to:

(a)
grant to each of the TEO Companies the right, for a period of one-hundred-twenty (120) Business Days following the Closing Date, to enter into a review with TI and the TI Companies of certain existing contracts listed on Schedule 3(a), as updated by TI prior to the Closing, between the Purchaser and TI (the “Affiliate Contracts”), and in connection with each such Affiliate Contract the relevant TEO Companies shall have the right:

i.	to elect to terminate any Affiliate Contract listed in Schedule 3(a)(i), as updated by TI prior to the Closing, without penalty or premium;

ii.
to elect to extend any such Affiliate Contract that would otherwise terminate by its terms during the period ending three (3) years from the Closing Date (the “Transition Period”), for an additional period to be mutually agreed to the satisfaction of the relevant TEO Company and TI and/or the relevant TI Company;

(b)
grant to TEO the right to request the secondment during the Transition Period of certain employees of TI and its Affiliates (including certain key employees) listed on Schedule 3(b), as updated by TI prior to the Closing, solely for purposes of assisting and advising the management of TEO and the TEO Companies, and permit such secondment of such employees during any portion of or all of the Transition Period, subject to agreement on terms and conditions satisfactory to each of TI or the relevant TI Companies and the relevant TEO Company, including as to the amount and form of reimbursement to TI or relevant TI Companies therefor; and

(c)
undertake to organize and keep available resources to provide to TEO and/or the TEO Companies the services described on Schedule 3(c), as updated by TI prior to the Closing, hereto (the “Transition Services Availability Obligations”), the scope and terms of which services would be determined pursuant to negotiations to be carried out promptly following the Closing and documented in one or more agreements (each, a “Transition Services Agreement”) between TI and certain TI Companies on the one hand and certain of TEO and the TEO Companies on the other hand.  Such agreement would set out terms for the provision by TI and TI Companies of such services, on a transitional basis for not longer than the Transition Period, on terms and conditions (including as to payment) to be reflective of an arms’-length negotiation and otherwise on terms satisfactory to each of TI or the relevant TI Affiliate and the relevant TEO Company.

(d)
As a consideration for such organization and availability of resources for their potential purchase by TEO and/or the TEO Companies and for the other rights described above and irrespective of any payments or considerations paid or payable under any of the arrangements referred to in section 3(a), (b) or (c), Purchaser shall pay to Sellers US$30,000,000 (the “Transition Services Availability Payment”), on the date that is 3 months following the Closing Date; provided that (x) the rights provided for herein and the corresponding Transition Services Availability Payment obligations may be assigned to TEO and/or any of the TEO Companies as an additional obligation (in addition to the obligations thereunder for the payment of the services) under the Transition

Service Agreement(s), if but only if the Purchaser remains jointly and severally liable to TI for the timely payment of the Transition Services Availability Payment and (y) the Purchaser shall promptly pay to TI any amount not timely paid by TEO and/or the relevant TEO Companies in US Dollars outside of Argentina in accordance herewith. The obligations of the Purchaser hereunder shall continue to be effective or shall be reinstated, as the case may be, if at any time any payment which would otherwise have reduced the obligations of the Purchaser hereunder is rescinded or reclaimed from TI upon the insolvency, bankruptcy, liquidation or reorganization of TEO or any of the TEO Companies or Purchaser or otherwise, all as though such payment had not been made.

4.
The parties hereto agree that for purposes of section 3(d) herein the Transition Services Availability Payments shall be calculated and paid, without any right to set off by TEO and the TEO Companies or by TI or the relevant TI Companies, disregarding any other payment due to or from and/or made to or from TEO and/or the TEO Companies (including without limitation any payments due and/or made under any Affiliate Contract or any termination fee paid or payable thereunder, any reimbursement relating to any Person seconded and any amounts payable and/or paid pursuant to the Transition Services Agreement).  The parties hereto further agree that all Transition Services Availability Payments, including but not limited to any such payment made by TEO and/or TEO Companies, shall be made in immediately available funds in US Dollars to an account or accounts designated by TI outside of Argentina.

5.
Notwithstanding anything to the contrary, Purchaser shall indemnify without limitation and hold Sellers fully harmless against any claims by any third party (including, for the avoidance of doubt, any of TEO and/or the TEO Companies) with respect to this Offer or any payments made by any Person contemplated hereby.

6.
For the avoidance of doubt, following acceptance of this Offer the occurrence of the Closing is the only condition to the Purchaser’s obligation to pay or cause to be paid pursuant to section 3(d) above, the Transition Services Availability Payment at such times and in such manner and amounts as set forth herein.

7.
This Offer shall become effective upon acceptance by TI by delivering to the Purchaser a letter in the form attached as Exhibit A (the “Acceptance Letter”) accepting this Offer in its entirety and expressly referencing “Binding Offer #  TEO –1024/2014”. Upon delivery of such Acceptance Letter, TI will be deemed to have accepted the Offer and the parties will be deemed to have agreed to undertake as of and conditional upon Closing, all of the terms and conditions set forth in this Letter and this Letter shall become a binding agreement between TI and the Purchaser.

8.
The obligation of the Purchaser and if applicable TEO and/or the TEO Companies to pay the Transition Services Availability Payment pursuant to paragraphs 3 and 4 herein is in exchange for the rights described in section 3(a), (b) and (c), including the organization and availability of the Transition Services, is unconditional and, without limiting the generality of the foregoing, not dependent on or affected by: (a) whether any Affiliate Contracts are actually terminated or extended or the number of Affiliate Contracts actually terminated or extended, (b) whether any secondments are arranged or the number of secondments made or the performance of the secondees, or in each case whether any such terminations, extensions or secondments occur, (c) the failure of the parties to conclude a Transition Services Agreement, or (d) the terms of any Transition Services Agreement, irrespective of the nature, amount or type of the services provided thereunder or the actual execution, delivery or consummation thereof. For the avoidance of doubt, any other payments made by any of TEO and/or a TEO Company and/or the Purchaser with respect to or in connection with the foregoing shall be in addition to the Transition Services Availability Payment and shall not affect the obligation to pay the Transition Services Availability Payment.

9.
Section 4.03 (Organization; Authority and Qualification), Section 4.05 (Binding Agreement), Section 4.05 (No Conflict or Default), Section 4.11 (Patriot Act Compliance), Section 5.01 (Organization; Authority and Qualification), Section 5.02 (Binding Agreement), Section 5.03 (No Conflict or Default), and Section 5.07 (Patriot Act Compliance) of the SPA are hereby incorporated into this Offer by reference on a mutatis mutandis basis, provided that for purposes of interpreting such Sections as incorporated herein, the word “Agreement” in such Sections shall be deemed to refer to this Offer, and the Purchaser represents and warrants to TI that the statements contained therein and incorporated herein are true and correct as of the date hereof and as of each date on which any payment hereunder may be due.  In addition the Purchaser hereby represents and warrants to TI as of the date hereof and as of each date on which payment hereunder may be due:

(a)
The Purchaser will at all times on or immediately prior to the payment in full of the Transition Services Availability Payment have sufficient cash on hand or other sources of funds immediately available without conditions, to enable the Purchaser to pay the Transition Services Availability Payment in full in immediately available funds in US Dollars outside of Argentina on each date on which such payment is due in accordance herewith.  No additional financing is required by the Purchaser  in connection with the Offer and the consummation of any of the Purchaser’s obligations with respect thereto.

(b)
The Purchaser is an informed and sophisticated party and in making this Offer is not relying on any representations or warranties of the Sellers, and the Sellers have given no representations or warranties in connection herewith.

10.
Each of TI and the Purchaser and, if applicable, TEO and the TEO Companies, shall bear its own costs and expenses and applicable taxes and the costs and expenses of their legal counsel and other advisors related to the negotiation, preparation of documentation and implementation of any aspect related to this Offer.

11.
This Offer shall terminate if the Offer is not accepted by Sellers on or prior to the date that is two (2) Business Days from the date of execution of the SPA.  The Offer contained in this Offer shall be irrevocable and binding on the Purchaser until its termination in accordance with this paragraph 11. This Offer, the SPA and the documents referenced herein and therein (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof and (b) is not intended to confer any rights or remedies upon any person other than the parties hereto.

12.
This Offer, the legal relations between the parties and any active or pending action, complaint, petition, investigation, suit, litigation or other proceeding, whether civil, administrative or criminal, in law or in equity, or before any arbitrator or public authority, whether contractual or non-contractual, instituted by any party with respect to matters arising under or growing out of or in connection with or in respect of this Offer shall be governed by and construed in accordance with the laws of the State of New York (including without limitation Section 5-1401 of the General Obligations Law of the State of New York) applicable to contracts made and performed in such State and without regard to conflicts of law or private international law rules.

13.
Any dispute, claim or controversy arising from, relating to, or in connection with this Offer, including without limitation any question regarding its existence, validity, termination, or the performance or breach thereof, shall be referred to and finally resolved and settled by arbitration administered by International Chamber of Commerce International Court of Arbitration (the “ICC”), in accordance with ICC Rules of Arbitration in effect at the time of the arbitration, which rules are deemed to be incorporated by reference into this clause except as they may be modified herein or by agreement of the parties. Each party hereby irrevocably waives its right to commence any proceedings in any court with respect to any matter subject to arbitration under this Offer. The arbitral tribunal shall consist of three arbitrators. Each party shall nominate one arbitrator: the party requesting arbitration concurrently with such request and the other party within fifteen (15) calendar days from receipt of the request for arbitration.  In the event a party fails to nominate an arbitrator or deliver notification of such nomination to the other party and to the ICC within this time period, upon request of either party, such arbitrator shall instead be appointed by the ICC within fifteen (15) calendar days receiving such request in accordance with the Rules of Arbitration.  The two arbitrators appointed in accordance with the above provisions shall nominate the third arbitrator and notify the parties and the ICC in writing of such nomination within fifteen (15) calendar days of their appointment.  If the first two appointed arbitrators fail to nominate a third arbitrator or notify the parties and the ICC of that nomination within this time period, then, upon request of either Party, the third arbitrator shall be appointed by the ICC within fifteen (15) calendar days of receiving such request in accordance with the Rules of Arbitration.  The third arbitrator shall serve as Chairman of the arbitral tribunal.  The place of arbitration shall be Paris, France.  The language of the arbitration shall be English.  No arbitrator shall be an employee, officer or director of either party or of their respective affiliates, nor shall any Arbitrator have any interest that would be affected in any material respect by the outcome of the dispute.  The decision of a majority of the arbitrators shall be final and binding on the parties and their respective successors and assigns and the parties waive any form of challenge against it. The arbitral tribunal shall determine the proportions in which the parties shall pay the fees and expenses of the arbitral tribunal. The arbitral tribunal shall not have the authority to award punitive damages.  The parties hereby agree that the arbitral tribunal shall have the power to award equitable remedies (including specific performance).  The parties agree that either party may seek conservatory or similar emergency interim relief in aid of arbitration, including but not limited to a temporary restraining order or preliminary injunction or attachment in aid of the arbitration and may do so in any court of competent jurisdiction located in the State of New York at any time prior to the constitution of the panel and the parties hereby consent to the jurisdiction of any such court.  If such emergency or interim relief is sought after the constitution of the arbitration panel, such relief may be sought only before the arbitral tribunal and, after the constitution of the arbitration panel, each party waives any rights they might possess to have those matters litigated in a court or jury trial. Each party’s agreement to this arbitration is voluntary.

14.
Any term or provision of this Offer that is held by an arbitral panel or court to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final ruling of the arbitral panel declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the panel making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

15.
Neither this Offer nor any of the rights, interests or obligations hereunder shall be assigned by the Purchaser or any Seller (whether by operation of law or otherwise) without the prior written consent of the other parties; provided that the Purchaser shall have the right to assign its rights and interests under this Offer to a Substitute Purchaser and upon such assignment the obligations of the Purchaser hereunder may be satisfied by the Substitute Purchaser, but that no such assignment shall relieve the Purchaser of its obligations hereunder and an assignment to any Substitute Purchaser shall not otherwise affect the rights and obligations of any party to this Offer.

16.
It is hereby agreed and acknowledged by the parties that money damages may be an inadequate remedy for a failure to comply with any of the obligations imposed by this Offer and that, in the event of any such failure, an aggrieved party shall, therefore, be entitled (in addition to any other remedy to which such party may be entitled at law or in equity) to injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond, and if any action should be brought in equity to enforce any of the provisions of this Offer, none of the parties shall raise the defense that there is an adequate remedy at Law.

17.
This Offer shall be subject to the provisions of Article 10 of the SPA, which is incorporated in this Offer by reference on a mutatis mutandis basis. For purposes of interpreting such Article as incorporated herein, the words “this Agreement” in such Article shall be deemed to refer to this Offer.

Very truly yours,

[Signatures in next page]

FINTECH TELECOM, LLC

By: Fintech Advisory, Inc.
Its Managing Member

By:	/s/ Erika Mouynes
Name:	Erika Mouynes
Title:	Authorized Person

By:	/s/ Julio Rafael Rodriguez, Jr.
Name:	Julio Rafael Rodriguez, Jr.
Title:	Authorized Person

[Signature Page to Amended and Restated Transition Services Availability Payment]

Acceptance Letter

October 24, 2014

Fintech Telecom, LLC
375 Park Avenue, 38th Floor,
New York, New York 10152
Attention: J.R. Rodriguez, Erika Mouynes

Re.:Binding Offer #  TEO –1024/2014

Dear Sirs:

We hereby accept your Binding Offer #  TEO –1024/2014, dated October 24, 2014, in its entirety.

Sincerely,

Telecom Italia S.p.A.,

By:	/s/ Andrea Balzarini
	Name:	Andrea Balzarini
	Title:	Authorized Representative

[Signature Page to Amended and Restated Transition Services Availability Payment Notice of Acceptance]